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Jason B. Sabat
TEL +1 212.408.2613
FAX +1 212.259.2413
jake.sabat@bakerbotts.com
August 20, 2008
Via Federal Express and EDGAR
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
Attention: Larry Spirgel
Assistant Director
Re:	Ascent Media Corporation Registration Statement on Form 10 (File No. 000-53280)
Dear Mr. Spirgel:
     Ascent Media Corporation (“Ascent” or the “Company”) has electronically filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form 10, originally filed on June 13, 2008 and amended by Amendment No. 1 thereto filed on July 23, 2008, Amendment No. 2 thereto filed on August 5, 2008 and Amendment No. 3 thereto filed on August 12, 2008 (“Amendment No. 3”). Courtesy copies of Amendment No. 4, marked to show changes, are being delivered to you along with this letter.
     Set forth below are responses to the comments contained in your letter to us, dated August 19, 2008 (the “Comment Letter”) regarding Amendment No. 3. The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter. All section references refer to the corresponding sections of Amendment No. 3 unless otherwise noted.
General
1.	Comment: We note that on August 8, 2008 you entered into a definitive agreement to sell 100% of the ownership interests in AccentHealth for approximately $120 million in cash. It appears to us that this is a significant disposition and therefore you should include pro forma financial information in accordance with Article 11 of Regulation S-X to reflect the impact of this transaction. Since it seems that this disposition will qualify as discontinued operations under SFAS 144 you should include pro forma financial information for all the periods presented as applicable.

Response: We have provided pro forma financial information in response to the Staff’s comment.

August 20, 2008
2.	Comment: Disclose whether the purchaser of AccentHealth is an unaffiliated, third party. Also disclose that, if the sale is consummated prior to the spin-off, the proceeds from the sale of AccentHealth will be included in the assets that will be spun off. We note that DHC has disclosed this intention in a Form 8-K filed on August 12, 2008.

Response: We have revised the disclosure in response to the Staff’s comment.

3.	Comment: Please update the disclosure regarding the background of, reasons for and material tax consequences of the spin-off to address your agreement to sell AccentHealth.

Response: The Staff is advised that the proposed sale of AccentHealth is unrelated to the spin-off and does not affect the disclosure regarding the background of, reasons for or material tax consequences of the spin-off. Accordingly, these sections have not changed in Amendment No. 4.
*     *     *

     If you have any questions with respect to the foregoing responses to the Comment Letter or require further information, please contact the undersigned at (212) 408-2613 or Renee L. Wilm of this office at (212) 408-2503.

Very truly yours,
/s/ Jason B. Sabat
Jason B. Sabat

cc:	Securities and Exchange Commission
Kathryn Jacobson, Staff Accountant
Ivette Leon, Assistant Chief Accountant
John Harrington, Attorney-Advisor
Kathleen Krebs, Special Counsel

Ascent Media Corporation
William E. Niles
Sharon L. Meymarian

Discovery Holding Company
Charles Y. Tanabe

Baker Botts L.L.P.
Robert W. Murray, Jr.
Marc A. Leaf
Renee L. Wilm

Skadden, Arps, Slate, Meagher & Flom LLP
Matthew A. Rosen

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